UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
          UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
            SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                  15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number: 01-18091

                               RSI HOLDINGS, INC.
                               ------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                              28 EAST COURT STREET
                              POST OFFICE BOX 6847
                              GREENVILLE, SC 29606
                                 (864) 271-7171
                              --------------------
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
         AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
            (TITLE OF EACH CLASS OF SECURITIES COVERED BY THIS FORM)

                                      NONE
                                      ----
      (TITLES OF ALL OTHER CLASSES OF SECURITIES FOR WHICH A DUTY TO FILE
                  REPORTS UNDER SECTION 13(A) OR 15(D) REMAINS)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i) |X|          Rule 12h-3(b)(1)(i) |X|
Rule 12g-4(a)(1)(ii)|_|          Rule 12h-3(b)(1)(ii)|_|
Rule 12g-4(a)(2)(i) |_|          Rule 12h-3(b)(2)(i) |_|
Rule 12g-4(a)(2)(ii)|_|          Rule 12h-3(b)(2)(ii |_|
                                 Rule 15d-6          |X|

      Approximate number of holders of record as of the certificate or notice date: None.

         Effective March 17, 2005, RSI Holdings, Inc. ("RSI") was acquired by BCM Acquisition Corp. ("BCM") pursuant to a merger whereby RSI merged with and into BCM. The merger followed the completion of the tender offer by BCM for all the outstanding shares of common stock of RSI not held by BCM and its affiliates. Pursuant to the merger, RSI shareholders (other than BCM) who did not tender their shares in the tender offer, and who do not exercise their dissenters' rights under North Carolina law, had their shares of RSI common stock converted into the right to receive $0.10 per share, the same per share purchase price provided in the tender offer. Accordingly, effective March 17, 2005, and as of the date hereof, there are no holders of record of common stock of RSI. BCM has three shareholders of record.

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, BCM Acquisition Corp., the successor by merger to RSI Holdings, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  March 18, 2005            By: /s/ Buck A. Mickel
                                     ----------------------------------
                                     Buck A. Mickel
                                     President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.